SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE TWO HUNDRED AND SEVENTH ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio, No. 800, in the city of Curitiba, state of Paraná, via video conferencing. 2. DATE: October 14, 2020, at 08:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

I.	The Board of Directors received updated information about the Company's financial standing, budget execution and the Contingency Plan (COVID-19) and discussed these topics.
II.	After hearing the Statutory Audit Committee, the Board of Directors unanimously resolved to approve the process to obtain additional consent related to the fourth debenture issue of Copel Distribuição S.A. within the scope of the sale of Copel Telecomunicações S.A.
III.	After hearing the Statutory Audit Committee, the Board of Directors unanimously resolved to approve a response to be sent to the Securities and Exchange Commission (SEC).
IV.	After hearing the Statutory Audit Committee, the Board of Directors unanimously resolved to partly approve Deloitte Touche Tohmatsu Limited’s independent audit requests regarding the economic and financial balance of the agreement entered into with the Company, as well as to approve additional agreements, duly justified in the available material support, which is under the Company’s custody.
V.	The Board of Directors received updated information on the studies to implement the Company’s Units program, with the main definitions about the implementation and related developments, including statutory amendments.
VI.	The Board of Directors watched a presentation on the Organizational Climate Survey results conducted in 2020 and discussed its resulting action plan.
VII.	The Board of Directors unanimously resolved to approve the Collegiate Board’s 2021 meeting calendar.
VIII.	The Board of Directors unanimously resolved to approve amendments to Copel’s Internal Bidding and Contract Regulations, in accordance with the available documentation, which is under the Company’s custody.
IX.	The Company received updated information on Deloitte Touche Tohmatsu Limited’s Independent Audit Annual Planning and debated about it.
X.	The Board of Directors received additional information on the Copel Foundation’s Investment Portfolio and debated about it.
XI.	The Board of Directors analyzed the half-year report on the work of the Ethics Committee and discussed the topic.
XII.	The Board of Directors received a report on the work of the Company's Special Commissions.
XIII.	The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics.
XIV.	The Board of Directors received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 207th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 15, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.